Exhibit 99.1

ReneSola Announces Management Transition

--Appoints New CEO and CFO—

--Moving Headquarters to U.S.—

--Positioned for New Phase of Growth as Global Solar Developer--

Stamford, CT, USA -- November 25, 2019 – ReneSola Ltd (“ReneSola” or “the Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, announced today that Mr. Yumin Liu was appointed Chief Executive Officer of the Company, effective December 4, 2019. Ms. Shelley Xu, who served as Chief Executive Officer since July 2019, left ReneSola to pursue other opportunities. Additionally, ReneSola announced that Mr. Ke Chen was appointed to serve as Chief Financial Officer, effective immediately. Mr. Chen will continue to serve on the Company’s Board of Directors. Mr. Xiaoliang Liang, who had served as Chief Financial Officer since June 2018, also left ReneSola to pursue other opportunities.

Furthermore, in order to align the Company’s structure with the new leadership team, its growing focus on global markets, and its U.S. stock listing, the corporate headquarters will be moved to Stamford, Connecticut, USA. Both Mr. Liu and Mr. Chen will be based in the new U.S. headquarters.

Mr. Liu commented, “These changes reflect the logical next steps in our multi-year transformation from a China-centric module manufacturer into a global solar power developer. With an extensive multinational project pipeline and a talented, dedicated, and diverse staff that spans the globe, we are positioned to capture a world of growth opportunities in front of us. Our recent return to profitability, the capital infusion from a major shareholder, and this leadership transition creates a solid foundation to sustain and accelerate profitable growth.”

Mr. Liu concluded, “We thank both Shelley and Xiaoliang for their years of service to Renesola in various roles, and wish them the best in their next endeavors.”

Incoming CFO Ke Chen commented, “I look forward to expanding my role at Renesola in order to influence our success on a day-to-day basis. My capital markets background and association with our large shareholder Shah Capital position me to contribute to our success, especially in lowering our cost of capital.”

Chen added, “We hope to improve our equity valuation and increase shareholder value by becoming more visible. We have a great story to tell that features our return to sustainable profitability, our attractive global pipeline, and a solid balance sheet with the capital to fund accelerating growth. We have completely transitioned away from a China-centric story to a truly global story and believe all shareholders and new potential investors should have greater confidence in our more transparent corporate governance. We are very excited about entering this new phase in the life of Renesola.”

About Yumin Liu

Mr. Liu brings to ReneSola more than 20 years of experience in energy management, power generation and solar technology. Most recently, Mr. Liu served as Vice President of the EMEA region at Canadian Solar, a leading global manufacturer of solar photovoltaic modules and provider of solar energy solutions. Previously, Mr. Liu was the President of Recurrent Energy, a U.S. subsidiary of Canadian Solar and also a leading solar developer in the U.S. He spearheaded market development in the U.S. and project development across various international markets, and had full P&L responsibility for the EMEA region as well as Recurrent Energy. Prior to Canadian Solar, Mr. Liu served as President at GCL Solar Energy, one of the largest polysilicon and wafer producers in the world. Mr. Liu held various senior leadership positions at GCL, including the management of solar project development activities in overseas markets. Mr. Liu holds a master’s degree in International Commerce from University of Kentucky, and both M.S. and B.S. degrees in Mechanical Engineering from Northeast University in Shenyang, China.

About Ke Chen

Mr. Ke Chen serves on the Board of Directors of Renesola, and is associated with one of its major shareholders, Shah Capital. He has over 13 years of experience in the global capital markets, including investing in solar industry in China. Prior to joining Shah Capital, Ke worked in the pharmaceutical and biotech industries, and was an inventor that holds four patents. Ke holds an MBA from UNC Chapel Hill. He also holds an M.S. in Chemistry from the University of Florida, and earned a B.S. from the University of Science and Technology of China.

Investor Call

The Company will discuss the management transition in conjunction with the release of its unaudited financial results for the third quarter ended September 30, 2019. Renesola will report before the U.S. stock market open on Monday, November 25, 2019. The Company will hold a conference call to discuss the financial results at 8:00 a.m. U.S. Eastern Time (9:00 p.m. China Standard Time) the same day.

What:	ReneSola Ltd Third Quarter (ended September 30, 2019)
Earnings Call

When:	8:00 a.m. U.S. Eastern Time on Monday, November 25, 2019

Webcast:	http://ir.renesolapower.com/webcasts-presentations

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 8574197 to join the call.

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 8009-06601
Mainland China	+86 (800) 819-0121 +86 (400) 620-8038
Other International	+65 6713-5090

A replay of the conference call may be accessed by phone at the following numbers until December 3, 2019. To access the replay, please reference the conference ID 8574197.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 8009-63117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

A webcast of the conference call will be available on the ReneSola website at http://ir.renesolapower.com.

Safe Harbor Statement

This shareholder letter contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “plans,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@ReneSolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com